 February 19, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Alon Holdings Blue Square - Israel Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

Response dated January 17, 2013

File No. 1-14426

Dear Sir:

We enclose herewith our response to the comment raised by the Staff in its comment letter, dated January 29, 2013 ("the Letter"), with respect to Form 20-F of Alon Holdings Blue Square - Israel Ltd. ("the Company" or "BSI") filed on April 30, 2012 ("2011 20-F"). We have noted the Staff's comment in bold typeface and BSI's response in regular typeface.

Consolidated Financial Statements, page F-1

Notes to consolidated Financial Statements, page F-12

Note 21 – Loans from Banks and Others, Debentures and Convertible Debentures, page F-93

1. We reviewed your response to comment 8 in our letter dated December 20, 2012. You state that the subsidiaries’ financial covenants relate to minimum equity requirements and ratios such as debt to equity. Please tell us your consideration of whether the transfer of funds to you in the form of cash dividends, loans or advances could violate either financial covenant and thus restrict a portion of the subsidiaries’ net assets. Please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Please refer to Schedule I of Rule 5-04 of Regulation S-X and again tell us your consideration of this requirement.

We respectfully acknowledge the Staff comment and have reviewed all of our subsidiaries' financial covenants. Only two of our subsidiaries, due to covenants relating to various loan agreements, have a restriction on their ability to transfer funds to us. One of the subsidiaries has an excess of liabilities over assets and therefore has no restricted net assets for the purposes of this test. The other subsidiary has a negligible amount of net restricted assets. As such, as of December 31, 2011, the total sum of the net restricted assets of these subsidiaries do not meet the 25% threshold, and we are not required to provide the condensed financial information as per Regulations S-X 12-04 and Schedule 1 of S-X 5-04.

Further, the sum of these restrictions plus the amount of our proportionate share of restricted net assets of unconsolidated subsidiaries plus our equity in the undistributed earnings of our investees accounted for by the equity method do not exceed 25% of our consolidated net assets and, as such, footnote disclosure is not required.

Very truly yours,

/s/ Dror Moran

Dror Moran
Vice President and Chief Financial Officer

cc:	David Wiessman, Chief Executive Officer

Perry Wildes, Adv.